                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        BROWNING-FERRIS INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   115885 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Edward C. Norwood
                          Vice President and Secretary
                        Browning-Ferris Industries, Inc.
                                 757 N. Eldridge
                              Houston, Texas 77079
                                 (713) 870-8100
--------------------------------------------------------------------------------
                     (Name, address and telephone number of
            person authorized to receive notices and communications)


                                  July 7, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]

1.       Name of Reporting Person

         Wachovia Bank, N.A., as Trustee
         for the Browning Ferris Industries, Inc. Stock and
         Employee Benefit Trust

         S.S. or I.R.S. Identification Number of Above Person:  56-6513002
------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group              (a) [ ]

         Not Applicable                                                (b) [ ]
------------------------------------------------------------------------------
3.       SEC Use Only

------------------------------------------------------------------------------
4.       Source of Funds   SC, OO
------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                           [ ]
------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  Delaware
------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  0

8.       Shared Voting Power:  0

9.       Sole Dispositive Power:  0

10.      Shared Dispositive Power:  0
------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  0%
------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row:   0% as of 07/07/98
------------------------------------------------------------------------------
14.      Type of Reporting Person:  BK, EP
------------------------------------------------------------------------------

The filing of this amended statement on Schedule 13D by the Browning-Ferris Industries, Inc. Stock and Employee Benefit Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or Wachovia Bank, N.A., (formerly Wachovia Bank of North Carolina, N.A.) as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement. This Amendment No. 1 relates to the Statement on Schedule 13D filed on March 10, 1995 by the Trustee of the Trust and it represents a final filing.

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is the Common Stock, $.16 2/3 par value (the "Common Stock"), of Browning-Ferris Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 757 N. Eldridge, Houston, Texas 77079.

Item 2. Identity and Background

This Statement is being filed by the Trust at the direction of the Issuer. The business address of the Trust is c/o Wachovia Bank, N.A., 100 North Main Street, Winston-Salem, North Carolina 27150. The address of the Trustee is 100 North Main Street, Winston-Salem, North Carolina 27150. The Trust is a trust organized under the laws of the State of Delaware. The Trustee is a national banking association organized under the laws of the United States.

During the past five years, neither the Trust nor the Trustee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 28, 1995, the Issuer and the Trustee, as trustee for the Trust, entered into a trust agreement creating the Trust (the "Trust Agreement"). On the same date, the Issuer and the Trustee, as trustee for the Trust, entered into a common stock purchase agreement (the "Purchase Agreement") pursuant to which the Issuer sold 15,000,000 shares of Common Stock to the Trust in exchange for a promissory note in the amount of $456,874,500.00 (the "Note"). The Note carried interest at the rate of 8.5% per annum. Interest on the unpaid principal balance of Note was payable annually.

The Issuer from time to time made contributions to the Trust which, together with earnings of the Trust (primarily dividends on the Common Stock) was applied to make principal and interest payments on the Note. If the Issuer failed to make sufficient contributions, then a corresponding amount of the principal of and interest on the Note would be forgiven.

Item 4. Purpose of Transaction

The Issuer advised the Trustee that the Trust was created for the purpose of pre-funding a portion of the Issuer's future obligations under employee benefit plans (the "Plans"), including cash and stock incentive plans and savings plans, and for other transactions through which the Issuer might otherwise issue Common Stock (the "Corporate Purposes"), including a public or private offering, conversion of debt or preferred stock that is convertible into Common Stock and acquisitions funded with Common Stock.

The Issuer also advised the Trustee that the creation of the Trust and the purchase of shares of Common Stock by the Trust would not have antitakeover effects. Pursuant to the terms of the Trust Agreement, the Trustee was required to vote the shares of Common Stock held by the Trust in accordance with the directions of the Board of Directors of the Issuer. Accordingly, pursuant to
Section 160 of the Delaware General Corporation Law, the shares of Common Stock held by the Trust could be voted or counted for quorum purposes. Additionally, the Trust Agreement provided that if a tender or exchange offer is commenced for Common Stock, the shares of Common Stock held by the Trust would be transferred to the Issuer in full payment of the remaining balance of the Note.

Item 5. Interest in Securities of the Issuer

The Trust originally held 15,000,000 shares of Common Stock, as to which it may have been deemed to have shared voting and dispositive power. Shares of Common Stock acquired pursuant to the Purchase Agreement were held in the Trust and released as the Trust repaid the Note to the Issuer.

Released shares were periodically allocated either (i) to the accounts of participants in certain of the Issuer's Plans or (ii) to satisfy Common Stock requirements for the Corporate Purposes, in each case, in the manner set forth in the Trust Agreement. The final 6,082,492 shares were allocated pursuant to a "Corporate Purpose" under the Trust.

The Trustee had no discretion in the manner in which the Common Stock were voted. The Trust Agreement provided that the Board of Directors of the Issuer will determine the manner in which shares of Common Stock held in the Trust are voted. Therefore, in accordance with Section 160 of the Delaware General Corporation Law, the shares of Common Stock held by the Trust could not be voted or counted for quorum purposes. The Trust Agreement also provided that if a tender or exchange offer is commenced for Common Stock, then the shares of Common Stock held by the Trust would be transferred to the Issuer in full payment of the remaining balance of the Note.

The final filing of this Statement on Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer and the Trustee, as trustee for the Trust, entered into the Trust Agreement and the Purchase Agreement, and the Trustee, as trustee for the Trust, issued the Note to the Issuer. The Note has been paid in full. The Trust will terminate as a result of this transaction.

Item 7. Material to be Filed as Exhibits

The Trust Agreement, the Purchase Agreement and the Note have previously been filed as an exhibit filed by Issuer on or about March 10, 1995. That filing is incorporated by reference herein.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:   July 16, 1998



WACHOVIA BANK, N.A., TRUSTEE


/s/ Joe O. Long
--------------------------------------------
Name:  Joe O. Long
Title:  Senior Vice President